Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 4, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11361
60/40 Strategic Allocation Port. 2Q ’24 – Term 7/16/25 75/25 Strategic Allocation Port. 2Q ’24 – Term 7/16/25
(the “Trust”)
CIK No. 2006791 File No. 333-277576

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states: “While not a part of each Trust's portfolio selection process, through each Trust's investment in the Funds, each Trust also invests in Global Depositary Receipts and New York Registry Shares. Each Trust's portfolio may include both actively managed ETFs and ETFs that track an index.” Please change “invests in” to “has exposure to”.

Response:The disclosure will be revised in accordance with the Staff’s comment.

Risk Factors

2.If the Funds held by the Trusts invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trusts’ final portfolios have exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trusts’ prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon